August 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CannaPharmaRX, Inc. (the “Company”)

Registration Statement on Form S-1/A, File No. 333-251016

Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Amended Registration Statement (File No. 333-251016) containing exhibits only on Form S-1/A submitted to the Securities and Exchange Commission (the “Commission”) on August 8, 2022 (the “Additional Exhibits Registration Statement”). The Company expressly does not with to withdraw any other filing made other than the August 8, 2022 filing including, but not limited to, any other Form S-1/A that has been declared effective or the Form S-1 which was declared effective.

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Additional Exhibits Registration Statement, which has not been declared effective, because the Additional Exhibits Registration Statement was filed under an old file number. Since the Additional Exhibits Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Additional Exhibits Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Joshua D. Brinen at Brinen & Associates, LLC, at 212-330-8151.

Sincerely,

CannaPharmaRX, Inc.

By:	/s/ Domenic Colvin
Domenic Colvin
President and Chief Executive Officer

cc:	Joshua D. Brinen at Brinen & Associates, LLC